SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number  001-10898

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Travelers 401(k) Savings Plan

385 Washington Street

St. Paul, MN 55102

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Travelers Companies, Inc.

385 Washington Street

St. Paul, MN 55102

REQUIRED INFORMATION

The Travelers 401(k) Savings Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

*  Schedules required by Form 5500, which are not applicable, have not been included.

Report of the Independent Registered Public Accounting Firm

To the Plan Administrative Committee and Plan Participants

The Travelers 401(k) Savings Plan (formerly The St. Paul Travelers 401(k) Savings Plan):

We have audited the accompanying statements of net assets available for benefits of The Travelers 401(k) Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s administrator.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Travelers 401(k) Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s administrator.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Minneapolis, Minnesota

June 17, 2008

THE TRAVELERS 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006

Assets:

Investments at fair value:
Preferred stock	$147,070,110	$169,480,105
Common stock	548,640,640	830,921,079
Mutual funds	1,844,498,403	1,537,559,193
Common trust funds	32,947,880	48,548,306
Fidelity BrokerageLink investments	47,267,346	35,041,887
Benefit-responsive investment contracts with financial institutions	528,680,570	463,308,624
Guaranteed investment contracts	699,378	1,979,122
Participant loans	51,871,218	48,606,442
Short-term investments	7,278,075	10,783,402
Total investments	3,208,953,620	3,146,228,160

Receivables:
Employer contributions	81,999,554	73,156,604
Investments sold but not delivered	4,939,621	3,881,722
Accrued interest and dividends	9,088	16,944
Total receivables	86,948,263	77,055,270

Cash	2,482	2,635,697

Total assets	3,295,904,365	3,225,919,127

Liabilities:

Accrued expenses	743,485	299,097
Other payables	3,110,537	3,215,115

Total liabilities	3,854,022	3,514,212

Net assets available for benefits, at fair value	3,292,050,343	3,222,404,915

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	261,868	5,006,541

Net assets available for benefits	$3,292,312,211	$3,227,411,456

See accompanying notes to financial statements.

THE TRAVELERS 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(153,568,817)	$255,536,751
Interest	31,570,306	26,836,046
Preferred dividends	4,341,847	5,110,893
Common dividends	24,463,041	25,145,457
Mutual funds dividends	125,938,369	70,179,139

Total investment income	32,744,746	382,808,286

Contributions:
Employer	81,999,554	73,156,604
Employee	171,421,752	152,223,815
Rollover	24,985,084	27,671,129

Total contributions	278,406,390	253,051,548

Other additions (note 9)	3,492,354	—

Total additions	314,643,490	635,859,834

Deductions from net assets attributed to:
Paid to participants in cash	239,635,849	217,863,212
Common stock distributed at fair value	17,412,005	15,973,420
Administrative expenses	971,508	619,938

Total deductions	258,019,362	234,456,570

Net increase before transfers	56,624,128	401,403,264

Transfer from the Travelers Pension Plan	8,276,627	—
Transfer from Discover Re Managers, Inc. 401(k) Savings Plan	—	14,934,607

Total Transfers	8,276,627	14,934,607

Net increase	64,900,755	416,337,871

Net assets available for benefits:
Beginning of year	3,227,411,456	2,811,073,585
End of year	$3,292,312,211	$3,227,411,456

See accompanying notes to financial statements.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements

Note 1                                                   Description of the Plan

The following brief description of The Travelers 401(k) Savings Plan (the “Plan”) is provided for general information purposes.  Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions.

Effective February 27, 2007, The St. Paul Travelers Companies, Inc., the Plan’s sponsor, announced that it had changed its name to The Travelers Companies, Inc.  Also effective February 27, 2007, the name of The St. Paul Travelers 401(k) Savings Plan was changed to The Travelers 401(k) Savings Plan.

General and Merger

The Plan is a defined contribution 401(k) plan, which provides retirement and other benefits to eligible employees of participating companies.  The Travelers Companies, Inc. and participating affiliated employers (collectively, the “Company”) currently participate in the Plan.  The Company has appointed the Administrative Committee as the delegated authority for administrative matters involving the Plan and the Benefits Investment Committee as the delegated authority for management and control of the assets of the Plan (including the designation of investment funds).  Fidelity Management Trust Company (“FMTC”) is the trustee for the trust maintained in connection with the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

Effective September 28, 2007 mutual fund investments of $8,276,627 were transferred from separate accounts maintained under the Travelers Pension Plan (414(k) accounts) to this Plan.  The transfer of the 414(k) accounts was made as a result of the Company’s review of the structure and investment options available under the pension plan for such accounts, and to allow more efficient administration of the accounts and greater flexibility to the account beneficiaries.

Effective January 1, 2006, Discover Re, a wholly owned subsidiary of the Company, joined the Plan.  Discover Re participants’ investment account balances from the Discover Re Managers Inc. 401(K) Savings Plan were liquidated and $14,544,254 in cash and $390,353 in participant loans were transferred into the Plan on February 1, 2006.

Participation

All employees of participating companies, as defined by the Plan, are eligible to participate immediately upon employment.

Employee Contributions

Eligible employees who elect to participate in the Plan may contribute up to 75% of their eligible compensation as pre-tax contributions into the Plan (subject to statutory limitations of $15,500 and $15,000 for 2007 and 2006, respectively) as defined by the Plan.  A participant who is, or will be, age 50 or older by the end of the year, can make additional catch-up contributions to a limit of $5,000 for 2007 and 2006.  Newly hired eligible employees are automatically enrolled at a 5% contribution rate, if they do not affirmatively make an election not to participate or to participate at a different rate.  The automatic enrollment rate for employees hired prior to November 21, 2007, was 3%.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 1                                                     Description of the Plan (continued)

Employer Contributions

The Company matches 100% of the Plan participant’s pre-tax contributions, up to the first 5% of annual eligible pay, subject to a maximum annual match amount of $5,000.  The Company-matching contribution is made once a year.  The 2007 and 2006 Company-matching contribution (paid in January 2008 and January 2007, respectively) was invested according to the participant’s current investment election for new contributions going into the Plan.  Employer contributions totaling $80,930,646 for plan year 2007 and $71,990,747 for plan year 2006 were made into the Plan on January 25, 2008 and January 25, 2007, respectively.  Except for cases of retirement or termination due to disability or death, this matching contribution was made only to participants employed on the last working day of December.

The Aetna Supplemental Company Contribution was established under the Travelers 401(k) Plan in conjunction with the April 2, 1996 acquisition by Travelers Insurance Group Holdings Inc. of the outstanding capital stock of Travelers Casualty and Surety Company (formerly Aetna Casualty and Surety Company) and The Standard Fire Insurance Company.  It provides a fixed annual contribution into the Plan for eligible employees (“Aetna participants”). The contribution amount for each Aetna participant is fixed for each year the employee remains actively employed with the Company.  In the year an employee terminates employment, retires, becomes disabled or dies, the contribution will be prorated to reflect the number of full months worked.  The Aetna participants are fully vested in this supplemental account. The Aetna Supplemental Company Contribution was added to the Plan at the time of the plan merger.  The 2007 Aetna Supplemental Company Contributions totaling $1,068,908 for plan year 2007 and $1,165,857 for plan year 2006 were made into the Plan on February 1, 2008 and February 8, 2007, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and allocations of Plan earnings as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose and may also transfer their balances daily within these funds.

Rollover Contributions

The Plan allows for rollover contributions to be made to the Plan by eligible employees.  These rollover contributions are eligible distributions from other tax-qualified plans of previous employers or individual retirement accounts or annuities that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within sixty days of receipt.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 1                                                     Description of the Plan (continued)

Vesting

Participants are 100% vested in their contributions and related earnings.  In general, Company contributions allocated to participants vest after three years of service.  Participants also become vested in full if they reach 62 while employed, terminate employment due to a disability, die prior to termination of employment, or upon termination of the Plan.

Forfeitures

Forfeitures are transferred to a forfeiture account, which is maintained for the Plan as a whole and is not attributable to any given participant.  The balance of the forfeiture account may be used to correct errors in the accounts of other participants, restore prior forfeitures, pay Plan administrative expenses or reduce contributions to the Plan, as directed by the Company.  At December 31, 2007 and 2006, the forfeiture account totaled $1,725,323 and $1,934,047, respectively.  Forfeitures used totaled $1,598,393 and $2,030,232 for 2007 and 2006, respectively.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common and preferred stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised.  FMTC will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely responded.   The Plan holds shares of Citigroup, Inc. common stock as a result of a prior spin-off of the Travelers 401(k) Plan from a plan maintained by Citigroup, Inc., and such shares are voted in the same manner as described above for Company shares.

Participant Loans

Participants may request to receive a loan from the Plan subject to a minimum of $1,000 and a maximum of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance during the past 12 months.  Participants can only have two loans outstanding at a time.  Loans are made at a reasonable rate of interest and must generally be repaid by payroll deduction over a maximum period of five years (twenty years if the loan is designated as a primary residence loan).  A one-time set-up fee of $35 per loan is charged against the participant’s account.  In addition, ongoing quarterly loan maintenance fees of $3.75 per loan are charged against the participant’s account for each calendar quarter in which a balance on such loan is outstanding.  At December 31, 2007, there were 8,235 outstanding loans totaling $51,871,218.  At December 31, 2006, there were 7,822 outstanding loans totaling $48,606,442.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 1                                                     Description of the Plan (continued)

Distributions

A participant or beneficiary may receive distributions from his/her vested account under the Plan upon any termination of employment, retirement, or death in the form of a lump-sum payment, or, if the vested account balance is greater than $1,000, in installments.

Participants are allowed to withdraw amounts that they previously rolled into the Plan.  In addition, participants are allowed to take withdrawals from vested accounts after age 59½.  Prior to that age, withdrawals are allowed from selected accounts in the event of a defined financial hardship to the extent necessary to satisfy the financial need or for any reason from a rollover, after-tax or certain predecessor accounts.  Any hardship withdrawal prior to age 59½ from an account that holds 401(k) contributions generally is limited to the amount of  401(k) contributions made to such account, reduced by prior withdrawals from the account.  Certain other in-service withdrawals carried over from legacy plans are permitted as specified in the Plan rules.

To the extent an account is invested in Company preferred or common shares, a withdrawal or distribution can be in the form of common shares or cash.  Company preferred shares are converted to common shares as necessary to make any distribution in the form of shares.  To the extent an account is invested in Citigroup, Inc. common shares, a withdrawal or distribution can be in the form of common shares or cash.  Any hardship withdrawal prior to age 59½ is in cash.

Fidelity BrokerageLink Investments Fees

The Fidelity BrokerageLink investment option allows a participant to establish a brokerage account with Fidelity, which provides the opportunity to select from thousands of mutual funds, stocks, bonds, certificates of deposit, U.S. Treasury securities and mortgage-backed securities. There are no BrokerageLink investments annual account fees charged to participants, however, the investment options available through BrokerageLink have associated fees.

Administrative Expenses

Administrative expenses of the Plan are paid by the participants of the Plan to the extent allowable by the Plan.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 2                                                     Significant Accounting Policies

Basis of Presentation

The accompanying Plan financial statements were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”).

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined –Contribution Health and Welfare and Pension Plans.  This FSP requires the Plan to value the holdings of benefit-responsive investment contracts at fair value.  The FSP states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

This FSP is effective for financial statement periods ending after December 15, 2006, at which time the Plan adopted it.

Accounting Standards Not Yet Adopted

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements.  It applies to other pronouncements that require or permit fair value, but does not require any new fair value measurements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company does not expect the provisions of SFAS 157 to have a material effect on the Plan’s financial statements.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 2                                                     Significant Accounting Policies (continued)

The Plan provides for investment in the Company’s preferred and common stock funds and other common stock.  At December 31, 2007 and 2006, approximately 15% and 17% of the Plan’s total assets were invested in the common stock and preferred stock of the Company, respectively.  At December 31, 2007 and 2006, approximately 6% and 14% of the Plan’s total assets were invested in Citigroup, Inc. common stock, respectively.  The underlying values of the Company common stock and preferred stock and Citigroup, Inc. common stock are entirely dependent upon the performance of the Company and Citigroup, Inc., respectively, and the market’s evaluation of such performance.

Investment Valuation and Income Recognition

Plan investments are stated at fair value, except for short-term money market investments which are valued at cost plus accrued interest which approximates fair value.

Participant loans are valued at their outstanding balances, which approximate fair value.

Preferred stock is based on a valuation model provided by an independent appraiser.

Common stocks traded on national securities exchanges are valued at their closing market prices. When no trades are reported, stocks are valued at the most recent bid quotation.  Securities traded in the over-the counter market are valued at their last sale or bid price.

The shares of the common trust funds are valued at the net asset value per share as reported by the sponsor of the common trust fund.

Mutual funds are valued at their quoted net asset value.

Benefit responsive investment contracts with financial institutions consist of guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“Synthetic GICs”) which are reported at fair value.  The fair values of the GICs are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.  Synthetic GICs are valued at the fair market value of the underlying assets.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

The BrokerageLink investments are reported at fair value.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 3            Investments

The following table presents investments.  Investments that represent 5 percent or more of the Plan’s net assets available for benefits are separately identified.

	2007	2006
Investments at Quoted Fair Value:
Common Stock:
Travelers Companies, Inc., 6,339,004 and 7,014,704 shares, respectively	$341,038,415	$376,619,458
Citigroup, Inc., 7,051,706 and 8,156,223 shares, respectively	207,602,225	454,301,621
	548,640,640	830,921,079
Mutual Funds:
American Funds Growth Fund of America – Class R5, 9,043,921 and 8,224,667 shares, respectively	307,493,324	270,262,570
Vanguard Institutional Index Fund – Plus Class, 1,839,282 and 1,813,197 shares, respectively	246,721,245	234,972,135
Fidelity Diversified International Fund, 6,532,235 and 5,391,271 shares, respectively	260,636,185	199,207,455
Rainier Small/Mid Cap Equity Portfolio -Institutional Class 5,109,354	204,527,437	—
Other	825,120,212	833,117,033
Total Mutual Funds	1,844,498,403	1,537,559,193
	2,393,139,043	2,368,480,272

Investments at Estimated Fair Value:
Preferred Stock:
Travelers Companies, Inc., Series B Convertible, 339,779 and 392,351 shares, respectively	147,070,110	169,480,105

Total Common Trust Funds	32,947,880	48,548,306
Fidelity BrokerageLink investments	47,267,346	35,041,887
Benefit-Responsive Investment Contracts with Financial Institutions:
Monumental Life Insurance, MDA00583TR, 4.52% and 4.8%, respectively	177,814,049	167,851,177
Other	350,866,521	295,457,447
Total Benefit-Responsive Investment Contracts with Financial Institutions	528,680,570	463,308,624

Total Guaranteed Investment Contracts	699,378	1,979,122
Short-term Investments, 4.97% and 5.22%, respectively	7,278,075	10,783,402
	763,943,359	729,141,446
Participant Loans, at approximate fair value	51,871,218	48,606,442
Total Investments	$3,208,953,620	$3,146,228,160

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 3            Investments (continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2007	2006
Preferred stock	$(155,310)	$29,491,130
Common stock	(194,457,470)	121,970,779
Mutual and common trust funds	39,536,816	101,961,536
Fidelity BrokerageLink investments	1,548,612	2,067,552
Other	(41,465)	45,754
Net appreciation (depreciation) in fair value of investment	$(153,568,817)	$255,536,751

Note 4            Benefit-Responsive Investment Contracts with Financial Institutions

The Plan holds Traditional GICs and Synthetic GICs as direct investments that are part of the Stable Value Fund (the Fund).

Traditional GICs.  A GIC is an investment contract issued by an insurance company or other financial institution, backed by the general account of the issuer.  The Plan deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time.  Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term.  The GICs provide a fixed or floating rate of interest over the term to maturity of the contract.  The issuer guarantees that all qualified participant withdrawals will occur at contract value.

Synthetic GICs.  A Synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds or other fixed income securities that are owned by the issuer. The assets underlying the contract are maintained separate from the issuer’s general assets, usually by a third party custodian. The contract provides an interest rate not less than zero. Such contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The assets underlying the contracts primarily consist of commingled trust funds sponsored by Dwight Asset Management. The fair value of those funds at December 31, 2007 and 2006 was as follows:

	2007	2006
Dwight Target Fund 2	$239,263,064	$190,644,486
Dwight Target Fund 5	$169,644,971	$153,886,576
Dwight Intermediate Core Fund	$108,854,871	$97,393,125

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 4            Benefit-Responsive Investment Contracts with Financial Institutions (continued)

Primary variables impacting future crediting rates of the Synthetic GICs include current yield of the assets within the contract, duration of the assets covered by the contract, and existing difference between the market value and contract value of the assets within the contract.  Synthetic GICs are designed to reset the respective crediting rate, typically on a quarterly basis.  The crediting rate of Synthetic GICs will track current market yields on a trailing basis.  The rate reset allows the contract value of the wrapped portfolio to converge to the market value over time, assuming the market value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.  The issuer guarantees that all qualified participant withdrawals will occur at contract value.

Events Limiting Ability to Receive Contract Value.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: (i) amendments to the Plan documents; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of the Company, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Company, or the Company’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.  At this time, the Company does not believe that the occurrence of any events, such as those described above,  which would limit the Plan’s ability to transact at contract value with participants, are probable.

Contract Termination.  The GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.  The Synthetic GICs generally are evergreen contracts that permit termination upon notice at any time, and provide for automatic termination if the contract value or the market value of the contract equals zero.  If the market value of the contract equals zero, the issuer is not excused from paying the excess above contract value.  If the Plan defaults in its obligations under the contract, and the default is not cured within a cure period, the issuer may terminate the contract, and the Plan will receive the market value as of the date of termination.  The Synthetic GICs generally permit the issuer or investment manager to convert the wrapped portfolio to a declining duration strategy, in which case the contract would terminate at a date that corresponds to the duration of the underlying fixed income portfolio on the date of an amortization election (“Amortization Election”).  After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.  The Plan may make an Amortization Election if the contract permits the issuer to terminate at market value, the issuer terminates the contract, and the contract provides for such an Amortization Election.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 4            Benefit-Responsive Investment Contracts with Financial Institutions (continued)

The GICs or Synthetic GICs are placed with financial institutions whose Standard & Poor’s credit rating is AA- or higher.

Average Yield.  The average yield of the contracts is as follows:

	2007	2006
Average yields:
Based on actual earnings	5.45%	5.38%
Based on interest rate credited to participants	4.96%	5.07%

Note 5            Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applied.  FMTC is a party-in-interest as defined by ERISA as a result of being trustee of the Plan.  The Plan invests in funds managed by an affiliate of FMTC.  The Plan also engages in transactions involving the acquisition or disposition of common stock and preferred stock of the Company, a party-in-interest with respect to the Plan. The Plan also engages in transactions involving the acquisition or disposition of other financial instruments issued by the Company for individuals who participated in the BrokerageLink investments option. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code.

Note 6            Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon such termination, the Plan administrator would direct the Plan trustee to distribute participant account balances.  Upon termination of the Plan, participant account balances would vest in full.

Note 7            Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated December 31, 2003, that the Plan as designed is in accordance with applicable Section 401-1(b)(3) and the Trust is qualified under Section 501(a) of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  The Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 8            Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2007 to Form 5500:

	December 31,	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$3,292,312,211	$3,227,411,456
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(261,868)	(5,006,541)
Net assets available for benefits per the Form 5500	$3,292,050,343	$3,222,404,915

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	December 31,	December 31,
	2007	2006
Total investment income per the financial statements	$32,744,746	$382,808,286
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts – current year	(261,868)	(5,006,541)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts – prior year	5,006,541	—
Total investment income per the Form 5500	$37,489,419	$377,801,745

Note 9            Legal Matters

ERISA Settlement

On January 26, 2005, the Company was served with a lawsuit that was filed in the United States District Court for the District of Minnesota.  The complaint named the Company and several of its current and former officers and directors as defendants.  This lawsuit was brought by individuals who sought to represent a class of participants and beneficiaries in the plan whose accounts held company stock during the period April 2, 2004 to September 1, 2005.  The lawsuit alleged breaches of fiduciary duties under ERISA.  On January 4, 2006, the parties agreed to settle the case, subject to various approvals, including approvals from an independent fiduciary and from the court.  These approvals were obtained during 2006 and 2007.  On April 30, 2007, the District Court approved the settlement.  Of the settlement amount, $3,025,435 was allocated to participants’ accounts pursuant to the terms of the settlement agreement.

Securities Settlement

Beginning in 2004, following post-merger announcements by the Company, various shareholders of the Company commenced fifteen putative class action lawsuits against the Company and certain of its current and former officers and directors.  These actions were consolidated in the United States District Court for the District of Minnesota.  The consolidated lawsuit was brought by Travelers Property Casualty Corp. (“Travelers”) Class A and Class B Common Stock shareholders who received shares of The St. Paul Travelers Companies, Inc. (“St. Paul Travelers”) at the time of the merger of The St. Paul Companies, Inc. (“St. Paul”) and Travelers, purchasers of St. Paul Common Stock at various periods before the merger was announced, and purchasers of St. Paul Travelers Common Stock after the merger was announced.  The lawsuit alleged, that certain disclosures relating to the merger of St. Paul and

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 9       Legal Matters (continued)

Travelers contained false or misleading statements with respect to St. Paul’s loss reserves in violation of federal securities laws.  On November 22, 2005, the parties reached an agreement to settle the case.  On December 28, 2005, the District Court approved the settlement.  Of the settlement amount, $466,919 was allocated to participants’ accounts.

Pending Settlement

In November, 2004, two purported class actions were brought in the U.S. District Court for the District of Minnesota by certain shareholders of the Company against the Company and certain of its current and former officers and directors.  These two actions were consolidated as In re St. Paul Travelers Securities Litigation II.  An amended consolidated complaint was filed alleging violations of federal securities laws in connection with (i) the Company’s alleged failure to make disclosure relating to the practice of paying brokers commissions on a contingent basis, (ii) the Company’s alleged involvement in a conspiracy to rig bids and (iii) the Company’s allegedly improper use of finite reinsurance products.  On January 17, 2008, the parties in In re St. Paul Travelers Securities Litigation II entered into a stipulation of settlement resolving the case.  The settlement is subject to court approval.  The Plan has not received any proceeds from the settlement, and no receivable has been recorded in the Statement of Net Assets Available for Benefits.

Schedule 1

THE TRAVELERS 401(k) SAVINGS PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2007

		Maturity	Number of
Identity of Issue	Rate	Date	Shares/Units	Current Value

Preferred Stock
*Travelers Companies, Inc., Series B Convertible			339,779	$147,070,110

Common Stock
*Travelers Companies, Inc.			6,339,004	341,038,415
Citigroup, Inc.			7,051,706	207,602,225
				548,640,640
Mutual Funds
American Funds Growth Fund of America – Class R5			9,043,921	307,493,324
*Fidelity Diversified International Fund			6,532,235	260,636,185
Vanguard Institutional Index Fund – Plus Class			1,839,282	246,721,245
Rainier Small/Mid Cap Equity Portfolio – Institutional Class			5,109,354	204,527,437
*Fidelity U.S. Bond Index Fund			14,779,904	160,953,153
American Beacon Large Cap Value Fund – Institutional Class			5,283,292	123,998,867
*Fidelity Puritan Fund			5,639,643	107,322,412
Neuberger Berman Genesis Fund – Institutional Class			2,559,049	120,710,338
Vanguard Target Retirement 2025 Fund			3,850,230	52,825,150
Vanguard Prime Money Market Fund – Institutional Class			49,523,615	49,523,615
Goldman Sachs Mid Cap Value Fund – Institutional Class			1,323,549	47,171,276
Baron Growth Fund			707,416	35,844,757
Vanguard Target Retirement 2015 Fund			2,744,259	35,840,018
Vanguard Target Retirement 2045 Fund			2,174,500	32,813,199
Pacific Capital Small Cap Fund – Class Y			1,486,040	22,424,336
Vanguard Target Retirement 2035 Fund			1,183,174	17,297,997
Vanguard Target Retirement Income Fund			859,118	9,561,981
Vanguard Target Retirement 2005 Fund			734,868	8,833,113
				1,844,498,403

Common Trust Funds
SEI Stable Value Fund			32,947,880	32,947,880

*Fidelity BrokerageLink investments				47,267,346

See accompanying report of independent registered public accounting firm

THE TRAVELERS 401(k) SAVINGS PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2007

		Maturity	Number of
Identity of Issue	Rate	Date	Shares/Units	Current Value

Benefit-responsive Investments with Financial Institutions
Monumental Life Insurance, MDA00583TR
Dwight Target 2 Fund	4.52%	Various	10,548,602	$177,814,049

Pacific Life Insurance Company, G-26926-01
Dwight Target 2 Fund	5.32%	Various	1,823,534	30,738,673
Dwight Target 5 Fund	5.32%	Various	4,549,903	84,861,594
Dwight Intermediate Core Fund	5.32%	Various	4,794,302	54,452,530

IXIS Financial Products, Inc., 1923-01
Dwight Target 2 Fund	5.16%	Various	1,821,854	30,710,342
Dwight Target 5 Fund	5.16%	Various	4,545,709	84,783,377
Dwight Intermediate Core Fund	5.16%	Various	4,789,884	54,402,341

Prudential, GA-62056	5.67%	Various	10,917,664	10,917,664
				528,680,570

Guaranteed Investment Contracts
Travelers GIC – 2004	3.74%	1/1/09	699,378	699,378
*Participant Loans	8,235 loans, 4.5% to 11.5%, with the exception of home loans (20 years), 5 year maximum term			51,871,218

Short-Term Investments
*Fidelity Management Trust Company, Institutional Cash Portfolio, MM Fund Class 1 Shares	4.97%	due on demand		7,278,075
Total investments, at fair value				$3,208,953,620

* Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 17, 2008	THE TRAVELERS 401(k) SAVINGS PLAN
(The Plan)

	By:	/s/ John P. Clifford Jr.

John P. Clifford Jr.
Executive Vice President, Human Resources and
Plan Administrator
Member of the Administrative
Committee for The Travelers 401(k) Savings Plan